UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Warrant Cancellation Letter Agreements

NuCana plc (the “Company”) has entered into letter agreements (the “Letter Agreements”), with the holders (the “Warrant Holders”) of the Company’s Series A ADS Purchase Warrants (the “Series A Warrants”) to purchase American Depositary Shares (“ADSs”), each ADS representing twenty-five (25) ordinary shares, nominal value £0.0004 per share, which Series A Warrants were previously issued in a registered offering on May 7, 2025 pursuant to that certain securities purchase agreement, dated as of May 5, 2025, by and between the Company and the Warrant Holders (the “Securities Purchase Agreement”). Pursuant to the Letter Agreements, the Warrant Holders waived certain restrictions under the Securities Purchase Agreement to permit the Company to, among other things, enter into and make sales under an at-the-market (“ATM”) offering, subject to specified conditions (the “ATM Sales Conditions”). The ATM Sales Conditions require the Company to use commercially reasonable efforts to enter into an ATM sales agreement, with a portion of the net proceeds from any sales under the ATM offering used to make pro rata cash payments to the Warrant Holders in consideration for the cancellation of their outstanding Series A Warrants (the “Warrant Cancellation Payments”) until such time as no Series A Warrants remain outstanding. As of June 26, 2025, Series A Warrants exercisable to purchase up to 59,481,105 ADSs remain outstanding. Each Warrant Cancellation Payment, which will be equal to 70% of the net proceeds from the ATM offering during the periods specified in the Letter Agreements and will be paid to each Warrant Holder on a pro rata basis based on each Warrant Holder’s initial purchase of Series A Warrants. Net proceeds mean the gross proceeds from the ATM offering, less the commissions payable to the sales agents, the reimbursement of expenses payable to the sales agents, and our expenses related to the ATM offering. In consideration of the Warrant Cancellation Payment, the Warrant Holder’s number of Warrant Shares (as defined in the Series A Warrants) would be reduced by a number of shares, obtained by dividing the Warrant Cancellation Payment by $0.06 and the corresponding Series A Warrants shall be cancelled by the Company and shall no longer remain outstanding. The Letter Agreements will terminate upon the earlier of (i) the date that no Series A Warrants remain outstanding and (ii) December 31, 2025. However, prior to cancellation, the Warrant Holders may still exercise the Series A Warrants pursuant to the terms thereof. The foregoing description of the Letter Agreements is not complete and is qualified in its entirety by reference to the full text of the Form of Letter Agreement, a copy of which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

Termination of Sales Agreement

As previously disclosed, in August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC (the “Jefferies Sales Agreement”), pursuant to which we were entitled to sell up to an aggregate of $100.0 million, from time to time through Jefferies LLC acting as our agent in “at-the-market offerings” as defined in Rule 415 of the Securities Act of 1933, as amended. On June 26, 2025, pursuant to and in accordance with Section 7 of the Jefferies Sales Agreement, we notified Jefferies LLC that we are terminating the Jefferies Sales Agreement, effective June 27, 2025. We are not subject to any termination penalties or other expenses related to the termination of the Jefferies Sales Agreement. The foregoing description of the Jefferies Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Jefferies Sales Agreement, a copy of which was filed as Exhibit 1.2 to our Registration Statement on Form F-3, filed with the U.S. Securities and Exchange Commission on August 19, 2021.

The information in this Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File Number 333-281576) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

10.1	Form of Letter Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Interim Chief Financial Officer

Date: June 27, 2025